GREAT-WEST LIFE & ANNUITY
INSURANCE COMPANY OF NEW YORK
A Stock Company
[489 Fifth Avenue, 28th Floor]
[New York, NY 10017] [1-877-723-8723]

Rider Amendment

THIS AMENDMENT IS ISSUED BY GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK AS PART OF THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER (“RIDER”) TO WHICH IT IS ATTACHED. EXCEPT AS EXPRESSLY AMENDED BY THIS AMENDMENT, THE TERMS AND CONDITIONS OF THE RIDER SHALL REMAIN IN FULL FORCE AND EFFECT. IF THERE IS ANY CONFLICT BETWEEN THIS AMENDMENT AND THE RIDER, THE TERMS OF THIS AMENDMENT WILL PREVAIL.

1.	The Data Page is hereby amended by deleting the sentence “Once the GAW%, Joint GAW%, and accumulation credit rate are established they cannot change while this Rider is in force.”

2.	The definition of Rider Election Date in Section 1: DEFINITIONS is deleted and replaced with the following:

Rider Election Date – The Business Day when Rider Contributions are first allocated to a Covered Fund. The Rider Election Date shall be the date upon which the Initial Benefit Base is calculated and before the Owner attains the age of 86 years old.

3.	The definition of Accumulation Credit is added to Section 1: DEFINITIONS

Accumulation Credit – Prior to starting Guaranteed Annual Withdrawals, the Benefit Base increases by a guaranteed minimum amount each Contract Year up to a maximum of 10 Contract Years as set out in the Data Page of the Contract. The Accumulation Credit used to determine the guaranteed minimum amount is disclosed in a Prospectus Supplement in effect when the application to purchase the Contract was signed.

All reference to “accumulation credit” is changed to “Accumulation Credit” wherever this appears.

4.	Section 2.03 GLWB TERMINATION DUE TO THE BENEFIT BASE REDUCING TO ZERO in SECTION 2: RIDER ELECTION is deleted and replaced with the following:

The GLWB is cancelled when the Owner causes the Covered Fund Value or Benefit Base to be reduced to zero prior to the GLWB Settlement Phase due to one or more Excess Withdrawals. If the GLWB is cancelled, the Benefit Base, GAW and any other benefit accrued or received under the GLWB shall terminate. The Owner shall not make a subsequent Transfer or a Rider Contribution into the GLWB Rider until at least ninety (90) calendar days after termination of the GLWB, at which point a new Rider Election Date shall be recorded. In such an event, the Benefit Base will be based on the current Covered Fund Value on the date the new GLWB is established.

5.	The first sentence in Section 3.03 EFFECT OF DISTRIBUTIONS AND TRANSFERS DURING THE GLWB ACCUMULATION PHASE in SECTION 3: THE GLWB ACCUMULATION PHASE AND CALCULATION OF THE BENEFIT BASE

“If the Owner Transfers any asset out of a GLWB, he or she shall be prohibited from making any Transfer into the same GLWB for at least ninety (90) calendar days” is deleted and replaced with the following:

If the Owner Transfers any asset out of the GLWB Rider, he or she shall be prohibited from making any Transfer into the GLWB Rider for at least ninety (90) calendar days.

Signed for Great-West Life & Annuity Insurance Company of New York

[Richard Schultz],	[Andra. S. Bolotin],
[Secretary]	[President and Chief Executive Officer]

AM-SIP-Rideramend2-NY